Advent/Claymore Global Convertible Securities & Income Fund
2455 Corporate West Drive
Lisle, Illinois 60532

May 25, 2007

Mr. John M. Ganley

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Advent/Claymore Global Convertible Securities & Income
Fund (the “Fund”) (File Nos. 333-140951 and 811-22022)

Mr. Ganley:

This letter confirms that as required by Section 7.82 of the AICP Audit Guide for Investment Companies, if management of the Fund determines that a tax return of capital is likely to occur for the Fund’s fiscal year, although the exact amount may not be estimable, that fact will be disclosed in a note to the Fund’s interim financial statements.  To the extent that the amount of such tax return of capital can be reasonably estimated by management of the Fund, such estimate will be disclosed in the notes to the Fund’s interim financial statements.    To the extent that the amount of such tax return of capital cannot be reasonably estimated by management of the Fund, a statement to that effect will be included in the notes to the Fund’s interim financial statements.

Sincerely,

ADVENT/CLAYMORE GLOBAL
CONVERTIBLE SECURITIES &
INCOME FUND

By:	/s/ Steven M. Hill
Steven M. Hill
Assistant Treasurer